SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

MINUTES OF THE SIX THOUSANDTH AND THIRTY-FOURTH MEETING OF
BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ Nr. 00001180/0001-26

I certify, for appropriate purposes, that the twelfth day of May of the year two thousand and eleven of the fourteen hours and thirty minutes in the office of the Company, at Avenida Presidente Vargas No. 409 - 13th floor, Rio de Janeiro - RJ, met the Board of Directors of the Brazilian Electric Power Company - Eletrobras. Assumed the presidency of the work the President MÁRCIO PEREIRA ZIMMERMANN, the Directors are present JOSE DA COSTA CARVALHO NETO, JOSÉ ANTONIO CORREA COIMBRA, WAGNER BITTENCOURT DE OLIVEIRA, LINDEMBERG DE LIMA BEZERRA, VIRGINIA PARENTE DE BARROS and LUIZ SOARES DULCI. Absent Councilor ARLINDO MAGNO DE OLIVEIRA, for good reason. DECISIONS: (i) DEL-083/2011. Financial Statements for the year 2010 and Convocation of the 51st Annual General Meeting. RES-393 of 12.05.2011. The Board of Directors of the Brazilian Electric Power Company - Eletrobras, in exercise of his powers, endorsing the decision of the Board, RESOLVED to approve the Financial Statements for the year ended December 31, 2010 of the Parent Company and Consolidated, together with the opinion of the Audit Committee and Independent Auditors - PricewaterhouseCoopers, and submit to the decision of the 51st Annual General Meeting, the following proposal: From: Board of Directors To: 51st Annual General Meeting. 1. MESSAGE FROM THE ADMINISTRATION: The beginning of a new era. More than a change of shape and color, the new brand of Eletrobras, launched in 2010, after months of work involving dozens of integrated professional symbolized the reinvention of the company, more and more prepared for the new times. It had been profound changes in management, by the end of this year, which showed more consistent results. So 2010 is already marked in the history of Eletrobras. After nearly three years of beginning the process of transformation, Eletrobras ended 2010 celebrating strategic wins, as the output of the calculation of the primary surplus, the opening of overseas offices and the effective participation in major energy infrastructure projects in the country. Much of the credibility earned by Eletrobras in 2010 had as its underpinning the launch of a unique and essential document for our business: the first Integrated Strategic Plan. Gathering mission, values and vision of Eletrobras for 2020, the plan was the fruit of joint efforts of professionals from all business and started the construction of business plans that will guide our work in coming years. With increasing transparency and professional management, Eletrobras had no trouble rising over US$ 1 billion in the international market to leverage the development of its businesses in Brazil and abroad, only in 2010. The recognition that Eletrobras is one of the largest electric power companies in the world - and the third in clean energy - has been strengthened with the active participation of the company, the first time in the World Energy Congress in Montreal, Canada in September , Which brought together representatives from the electricity sector of 93 countries. The company has attended the event as an effective member of e8 - the group that brings together energy companies from G8 countries. Firm on its purpose of being the largest comprehensive system of clean energy in the world by 2020 - a view expressed in the Integrated Strategic Plan, Eletrobras will continue in 2011 and subsequent years, to invest in hydropower, wind energy, energy efficiency, in transmission and the development of the country, taking power in a sustainable way more people. The market already recognizes this effort, expressed in the maintenance of the company, the fourth consecutive year, the Sustainability Index (ISE) of the Stock Exchange of Sao Paulo and crowned in 2010 with the inclusion of the first edition of Eletrobras Index Carbon Efficient, organized by BNDES and BM&FBovespa. All the victories won by the Eletrobras companies in auctions of hydroelectric plants and transmission lines, which will guarantee at least another 20 000 MW to the country's growth in coming years, all the breakthroughs in business efficiency, all the prestige conferred by the market and overcome all the challenges in 2010 show that Eletrobras entered once in a new era of being a mega-company. (a) Jose da Costa Carvalho Neto - President of Eletrobras. 2.  MANAGEMENT REPORT: See Appendix I - Management Report 2010 - Fiscal Year ended December 31, 2010. 3. FINANCIAL STATEMENTS. Financial statements for the year ended 31 December 2010 and Consolidated Eletrobras, composed of the following parts: Balance Sheets, Statements of Income, of Changes in Equity, Cash Flow and Added Value, accompanied by Explanatory Notes to the Consolidated Statements.

3.1.      Balance Sheet

	In R$ million
	Parent	Consolidated
ASSET
Current	19,469,222	31,435,813
Non current	34,006,296	61,794,070
Investments, Fixed Assets and Intangble	52,187,831	53,671,117
	105,663,349	146,901,000
LIABILITIES AND EQUITY
Current	7,902,865	18,369,510
Non current	27,456,370	58,001,081
Equity	70,304,114	70,530,410
	105,663,349	146,901,000

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

3.2.      Statements of Income

	In R$ million
	Parent	Consolidated
Net Operating Income	4,085,083	27,419,157
Operating Expenses	(3,465,266)	(23,007,785)
Financial Results	1,833,384	(364,123)
Income before Income Tax and Social Contribution	2,453,201	4,047,249
Income Tax	(149,381)	(1,074,606)
Social Contribution	(55,907)	(419,659)
Net Income	2,247,913	2,552,985
Portion attributed to noncontrolling	-	305,072
Earnings per share	1.99	1.99

3.3.      Allocation of net income

In R$ million
Net Income	2,247,913
Absorption Losses	(2,804,841)
(556,928)
Realization of Profit Reserves	556,928
0

Legal Reserve – 5% of net income	-
Statutory Reserves
Studies and projects – 1% of net income	-
Investments – 50% of net income Social Assistance – 1% of net income	-
-
Net income available to shareholders	-

3.4. Remuneration to shareholders - 2010 financial year. In accordance with the Laws 6404/76 and the Bylaws of Eletrobras governing the payment to shareholders, we have demonstrated, the proposal for payment of compensation to shareholders of the Company as interest on capital, fully in dividends, as recorded in the balance, as evidenced in the Statement of Changes in Equity and detailed in the Notes to Financial Statements, on the assumption of its adoption by the General Assembly, as follows:

		In R$ million
	NET INCOME	2,247,913
(-)	ASSET VALUATION ADJUSTMENTS	-2,804,841
(=)	CALCULATION BASIS	-556,928
	MINIMUM DIVIDEND	0
(+)	PERFORMANCE OF REVALUATION RESERVE	16,092
	MINIMUM MANDATORY DIVIDEND	16,092
	STATUTORY MINIMUM DIVIDEND - PREFERRED SHARES	315,142
	MINIMUM DIVIDEND ON INCOME OF EXERCISE	549,971
	PROPOSAL REMUNERATION TO SHAREHOLDERS
	MINIMUM DIVIDEND (JCP) – PREFERRED SHARES	370,755
	ADDITIONAL DIVIDEN (JCP) – COMMON SHARES	753,201

Concerning the profits earned in the year 2010, is being proposed a total compensation to shareholders, amounting to R$ 0.83 for common shares, R$ 2.17 for the preferred shares class “A” and R$ 1.63 for preferred shares class "B" per share. Are entitled to receive compensation the individuals or entities that comprise the framework of the shareholders of Eletrobras at the day of GOM where will occur a deliberation about the approval of financial statements and payment to shareholders, it is proposed that the payment occurs until 06/30/2011 , as interest on shareholders' equity attributable to dividends for the year 2010, due to the shares outstanding on 12/31/2010. The distribution by class of shares is as follows:

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

	Numbers of shares	Remuneration in R$ million
Common	905,023,527	753,201
Preferred “A”	146,920	320
Preferred “B”	227,186,643	370,435
Total	1,132,357,090	1,123,956

3.5. Employees' profit sharing. Whereas  Eletrobras  consigned  in these Financial Statements, subject to the  provisions  of  Law  No.  10101  of  12/20/2000  and  the  DEST  guidelines, provision  of this title, propose the payment of Profit Sharing and Results -  PLR  to  employees  of  the Company in  the amount up to R$35,031,000. 4. ASSUMPTIONS  ADOPTED  IN THE FINANCIAL STATEMENTS.  Approve  the  assumptions made in preparing the  financial statements of  2010,  based  on existing legislation, in particular:  a) Concession contracts held  by  public service companies of the Eletrobras  will not be renewed; b) Compensation  of the residual value of  service concessions public  at  book value, c) Bifurcation  of  the fixed assets of  concessions  Distribution  -  Intangible Assets and  Financial Assets, d) Recognition  of  the assets of Broadcast  Awards  as  Financial Assets, e)  Weighted average cost of  capital  (WACC) -  Generation  (5, 65%), Transmission  (5.18%) Distribution  (5.88%). 5. GOVERNANCE  POLICY OF ELETROBRAS SYSTEM. 5.1. External Auditor independence - recognize the independence of independent auditors contracted to provide services to Eletrobras System, considering that it has fulfilled its obligations with integrity, objectivity and impartiality, permitting the issue of impartial advice in relation to companies audited, 5.2 . Seal hiring of additional services from the External Auditors – and establish that, based on existing legislation and in order to minimize potential conflicts of interest between the auditor and auditee, it is sealed, under Eletrobras System, the provision of any services consulting responsible company for the Independent Audit into action; 5.3. Internal Control System - adopt the system of internal controls and procedures for issuance of financial reports, considering the report of Independent Auditors;

6. PUBLICATION OF FINANCIAL STATEMENTS. 6.1. approve the proposal of the newspapers to publish the Financial Statements for the year 2010: a) complete financial statements - Parent and Consolidated Eletrobras System – Valor Econômico and Correio Brasiliense b) Financial Statements Summary – O Estado de São Paulo, O Globo, Folha de Sao Paulo, DCI, Brasil Econômico e Estado de Minas. 6.2. approve all controlled companies by Eletrobras to publish their financial statements on the same day as the Parent Company.

7. REMUNERATION TO NEW SHARES OF SOCIAL CAPITAL. Approve, in accordance with the 155th decided by the EGM, the issued emitted by the  157th EGM, the same remuneration per share attributed to that the outstanding shares on 12/31/.2010, corresponding to R$ 0.83 for ordinary shares and R$ 1.63 for the preferred shares class "B", and proposed that payments occur until 6/30/2011, and (ii) elected Mr. MARCO AURELIO MADUREIRA DA SILVA, Brazilian, married, engineer, resident and domiciled at Rua Deputado Bernardino de Sena Figueiredo 227, apartment 901, Bairro Cidade Nova, Belo Horizonte - MG, holder of ID No. 1111582, issued by SSP / MG, enrolled with CPF under No. 154695816-91 with mandate from the 12.05.2011 day and end up on 25.04.2012 for the post of Director of Distribution Eletrobras, replacing Mr. Pedro Carlos Hosken Vieira. Nothing else to discuss, the Chairman of the Board has suspended the work for, determining the issuance of this certificate, which were read, approved and signed by me Afranio ALENCAR º F Matos, Secretary of the Council that the mining. The other decisions that occurred at that meeting were omitted in this certificate, for they concern the interests purely internal to the company, stealth legitimate, supported the duty of secrecy of the Administration, as the main clause of Article 155 of Law No. 6404 (Law Corporation ), standing, and therefore outside the scope of the provision contained in paragraph one of Article 142 of that Lawm.

Rio de Janeiro, May 12th of 2011.

AFRÂNIO ALENCAR MATOS Fº
General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 24, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.